SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-7182
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, N.Y. 10080
Financial Statements and Exhibits
(a) Financial Statements as of December 31, 2005 and 2004 and for the year ended December 31, 2005, and Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm.
The financial statements required to be filed hereunder appear commencing at page 2 hereof.
(b) Exhibits
(23.1) Consent of Independent Registered Public Accounting Firm (following financial statements).

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	9-10

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants
of Merrill Lynch & Co., Inc.
New York, NY
We have audited the accompanying statements of assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
New York, New York
June 22, 2006

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair value:
Common stock	$1,243,977,637	$1,146,936,663
Registered investment companies	2,697,308,650	2,304,252,689
Common collective trusts	530,424,188	456,492,387
Participant loans	95,638,712	83,744,138

Total investments	4,567,349,187	3,991,425,877

Cash	7,221,450	3,089,724

Receivables:
Net receivable for pending transactions	802,340	1,195,391
Accrued income	3,226,778	3,998,238
Employee contributions receivable	—	2,807,610

Total receivables	4,029,118	8,001,239

ASSETS AVAILABLE FOR BENEFITS	$4,578,599,755	$4,002,516,840

See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$225,634,686
Dividends and interest	174,311,938

Total investment income	399,946,624

Contributions:
Contributions to the Plan by the Company	53,866,396
Contributions to the Plan by the participants	329,734,124
Rollovers from other qualified plans	62,350,266
Transfers in from other plans	1,806,692

Total contributions	447,757,478

DEDUCTIONS —
Disbursements of benefits to beneficiaries or participants	271,621,187

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	576,082,915

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,002,516,840

End of year	$4,578,599,755

See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN
The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

General—The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan designated the portion of the Plan invested in Merrill Lynch & Co., Inc. (the “Company”) common stock as an Employee Stock Ownership Plan (“ESOP”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Pre-tax Contributions—Employees are eligible to participate in the Plan at commencement of employment. Each participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 25% of such participant’s Eligible Compensation (as defined in the Plan document) for each pay period up to an annual maximum of $14,000 for 2005. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan, can make an additional catch up contribution to the Plan through payroll deductions from 1% to 25% of Eligible Compensation to an annual maximum of $4,000. A participant can elect to change the rate at which his/her contribution is determined at any time during the year.

After Tax Contributions—Beginning January 1, 2005, employees may contribute up to 25% of eligible compensation in after-tax dollars up to an annual maximum of $10,000.

Eligibility for Company Contributions—After one year of service, the Company matches one-half of the first 6% of Eligible Compensation that the employee contributes, up to an annual maximum Company contribution of $2,000. Prior to January 1, 2004, no Company contributions were made for any calendar year for employees who participated at any time during such calendar year in the Company’s Employee Stock Purchase Plan.

Participant Accounts—Individual notional accounts are maintained for each Plan participant. Each participant’s notional account is credited with Employee contributions, Company matching contributions and investment earnings, and charged with the allocation of investment losses.

Vesting—Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from a former employer’s qualified retirement plan or transfer from another plan, and in each case, the earnings thereon. Participants become vested in Company contributions and earnings thereon based on completed Years of Service: 1 Year of Service — 20% vested; 2 Years of Service — 40% vested; 3 Years of Service — 60% vested; 4 Years of Service — 80% vested; and 5 Years of Service — 100% vested. Participants become 100% vested in Company contributions when they attain age 65 or terminate employment as a result of death. Participants are 100% vested in the dividends paid on Company common stock held in their notional account regardless of their years of service.

Forfeitures—At December 31, 2005 and 2004 forfeited nonvested accounts totaled approximately $114,000 and $2,215,000, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005, employer contributions were reduced by approximately $2,795,000. Additionally, during 2004, the Company identified approximately $2,100,000 in payroll adjustments which further reduced employer contributions. As a result, during the year ended December 31, 2004, employer contributions were reduced by approximately $7,300,000 from forfeited nonvested accounts of $5,200,000 and payroll adjustments of approximately $2,100,000.

Investment Options—Participants direct the investment of their contributions and Company contributions into the various investment options offered by the Plan (see Note 3).

Participant Loans—Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of 2 outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the Prime Rate as published in the Wall Street Journal on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General Purpose Loans have a term of 1 to 5 years and Principal Residence Loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of 50% of the participant’s vested account balance reduced by any outstanding loan balance, or $50,000 reduced by the highest outstanding loan balance over the past 12 months.

Payment of Benefits—Distributions of account balances occur only upon a participant’s retirement, death or other termination of employment. A participant, or a beneficiary, may receive distributions under one of several payment options. The options are as follows: lump-sum distribution of cash and/or securities, transfer to an individual retirement account or other brokerage account, or the purchase of an annuity.

Withdrawals—Withdrawals are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. A non-hardship withdrawal is available under all circumstances. Before age 70 1/2, a non-hardship withdrawal is paid in cash. After age 70 1/2 other payment options are available for a non-hardship withdrawal. The payment options are as follows: lump-sum distributions of cash and/or securities, and transfer to an individual retirement account or other brokerage account. Active participants who are at least age 59 1/2 may elect to withdraw all, but not less than all, of their vested account balances held in Company common stock.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Investments are carried at fair value. Fair value is defined as the quoted market value on the last trading day of the period, except for the common collective trust funds (collective trust funds maintained by Merrill Lynch Bank USA, an affiliate of the Company and sub-advised by Merrill Lynch Investment Managers, L.P., also an affiliate of the Company) for which fair value is determined by State Street Bank and Trust Company, the pricing administrator for the funds. These funds accounted for approximately 12% and 11%, respectively, of the total investments as of December 31, 2005 and 2004. As of December 31, 2005 and 2004, 54% of the common collective trust investments are invested in Merrill Lynch

Retirement Preservation Trust, while 34% and 37% of the common collective trust investments are invested in Merrill Lynch Equity Index Trust, respectively. The Merrill Lynch Retirement Preservation Trust maintains a net asset value of $1. Shares of registered investment companies are valued at the quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds. The accompanying financial statements do not include any investments in VOCON and Deferred Profit Sharing Accounts, which are participant-directed accounts that were transferred onto the recordkeeping platform for administrative purposes only.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. Estimates that are particularly susceptible to changes relate to the determination of fair value of investments.

Risk and Uncertainties—The Plan invests in various securities including the Company’s common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash—The Plan reflects the value of any contributions received not allocated, or the value of any distributions payable from the trust in a cash fund. Additional amounts not reported in the cash fund may also be invested in the CMA Money Fund pending settlement of trades.

3.	INVESTMENTS

The Investment Committee consists of a group of senior executives representing each major business group of the Company. The Investment Committee has the authority to designate Investment Funds for the investment of accounts and to establish rules and procedures with respect to investment funds. All contributions to the Plan may be allocated among any of the available investments selected by the participant from among the investments designated by the Investment Committee.

In November 2004, the Investment Committee added Advice Access, a service that provides independent personalized investment recommendations to participants. At December 31, 2004 there were 36 investment options in the Plan. In 2005, the Investment Committee changed the Plan’s money market fund from the Merrill Lynch Retirement Reserves Money Fund to the Merrill Lynch Premier Institutional Fund. The Merrill Lynch Retirement Reserves Money Fund was closed and all balances were transferred to the Merrill Lynch Premier Institutional Fund. In addition, in 2005, the Investment Committee closed five funds and added one fund. Balances in eliminated funds were not required to be liquidated but the Investment Committee prohibited additional investments in these funds. Accordingly, on December 31, 2005, there were 32 investment options in the Plan. During 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Common stocks	$148,300,445
Registered investment companies	64,022,314
Common collective trusts	13,311,927

Net appreciation in fair value of investments	$225,634,686

The value of individual investments that represent 5% or more of the Plan’s assets available for benefits at December 31, 2005 and 2004 are as follows:

	2005	2004

*Merrill Lynch & Co., Inc. Common Stock	$1,243,977,637	$1,146,936,663
*Merrill Lynch:
Registered investment companies:
Basic Value Fund Class I	403,732,584	442,950,835
Global Allocation Fund Class I	368,354,691	288,467,533
Common collective trusts—
Retirement Preservation Trust	284,450,881	244,028,461

* Permitted party-in-interest as defined by ERISA
4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch Trust Company, FSB, a federally chartered savings bank affiliated with the Company, acts as trustee of the Plan. Additionally, certain mutual funds offered as investment options under the Plan are managed by Merrill Lynch Investment Managers, LP, an affiliate of the Company. Consequently, parties-in-interest may nominally participate in certain transactions involving Plan assets.

The Retirement Group, a division of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of the Plan sponsor, and Merrill Lynch Trust Company, FSB, perform administrative services for the Plan. Employees of these affiliates may also be participants in the Plan. Certain other administrative functions are performed by employees of the Company who may also be participants in the Plan. No such employee receives compensation from the Plan. Fees paid by the Plan for investment management services are depicted in the mutual fund prospectus in the designated investment options and were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 18,366,715 and 19,189,169 units, respectively, of common stock of Merrill Lynch & Co., Inc., the sponsoring employer, with a cost basis of $706,901,868 and $704,584,723, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $13,791,848 for the common stock of Merrill Lynch & Co., Inc.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Internal Revenue Code (“IRC”)’s and ERISA’s rules on prohibited transactions.

5.	ADMINISTRATIVE EXPENSES

Plan expenses, including expenses of the Administrative Committee and the trustees of the Plan, to the extent not paid by the Plan, are paid by the Company.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, participant account balances become fully vested, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

8.	ACQUISITION

On December 2, 2005 the Company completed its acquisition of The Advest Group, Inc. Employees were allowed to transfer their outstanding loan balances totaling $1,806,692 into the Plan.
******

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a) (b)		(e)
Description of Investment, Including	Number of	Current
Maturity Date and Rate of Interest	Shares	Value
COMMON STOCK:
*Merrill Lynch & Co., Inc.	18,366,715	$1,243,977,637

COMMON / COLLECTIVE TRUSTS:
*Merrill Lynch:
Aggregate Bond Index Tier3	999,131	16,255,867
Equity Index Trust III	1,841,714	178,333,145
International Index Tier3	1,817,170	31,091,786
Small Cap Index Tier3	1,199,321	20,292,509
Retirement Preservation Trust	284,450,881	284,450,881

Total Common / Collective Trusts		530,424,188

REGISTERED INVESTMENT COMPANIES:
*Merrill Lynch:
Balanced Capital Fund Class I	5,136,810	131,656,428
Basic Value Fund Class I	13,002,660	403,732,584
Bond Fund, Inc. — Core Bond Portfolio Class I	4,291,987	49,615,371
Bond Fund, Inc. — High Income Portfolio Class I	3,719,717	18,635,781
Bond Fund, Inc. — Intermediate Portfolio Class I	668,930	7,846,543
Developing Capital Markets Fund Class I	582,250	13,304,418
Disciplined Equity Fund Class I	31,942	362,547
Equity Dividend Fund Class I	2,828,266	44,573,480
Euro Fund Class I	1,181,890	21,616,764
Focus Twenty Fund Class I	3,201,582	5,890,911
Focus Value Fund Class I	1,827,307	25,289,931
Fundamental Growth Fund Class I	8,712,338	166,841,268
Global Allocation Fund Class I	21,744,669	368,354,691
Global Growth Fund Class I	1,325,812	15,352,903
Global Financial Service Fund Class I	145,148	2,323,824
Global Small Cap Fund Class I	2,879,981	71,538,734
Global Technology Fund Class I	3,912,389	30,829,622
Global Value Fund Class I	2,258,699	38,397,877
Healthcare Fund Class I	3,822,063	28,092,167
International Fund Class I	350,255	4,024,427
International Value Fund Class I	2,167,939	58,534,364
Large Cap Core Fund Class I	5,399,920	71,224,949
Large Cap Growth Fund Class I	3,810,910	38,718,847
Large Cap Value Fund Class I	3,304,365	56,603,776
Latin America Fund Class I	121,971	4,533,644
Low Duration Fund Class I	244,805	2,450,502
Mid-Cap Value Opp Port Class I	604,405	11,278,197
Natural Resources Trust Fund I	270,490	13,813,919
Pacific Fund Class I	1,286,931	31,722,857
Premier Institutional Fund	222,570,919	222,570,919

		(Continued)

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a) (b)		(e)
Description of Investment, Including	Number of	Current
Maturity Date, and Rate of Interest	Shares	Value

REGISTERED INVESTMENT COMPANIES (continued):

Short-Term U.S. Government Fund Class I	159,703	1,459,687
Strategy All-Equity Fund Class I	183,096	1,664,341
Strategy Growth & Income Fund Class I	219,899	2,102,239
Strategy Long-Term Growth Fund Class I	286,116	2,689,494
U.S. Government Fund Class I	320,360	3,226,023
U.S. High Yield Fund Class I	468,605	2,928,780
U.S. Small Cap Growth Fund Class I	1,301,550	19,028,668
Utilities & Telecommunications Fund Class I	423,495	5,060,763
Value Opportunities Class I	4,259,081	110,097,255
World Income Fund Class I	510,840	3,105,910

Other Registered Investment Companies:
AIM International Growth Fund	511,689	12,014,455
Alliance Berstein Small Cap Growth Fund Class A	141,345	3,483,171
American Growth Fund of Amer	2,633,802	81,252,799
Artisan Small Cap Fund	249,219	4,326,443
Blackrock Small/Mid Capital Growth	54,202	815,745
Blackrock Small Capital Growth	941,041	15,367,205
Dodge & Cox Balanced Fund	723,130	58,819,428
Evergreen Mid Cap Growth Class I	1,135,014	6,208,528
GSIF U.S. Gov. Zero Coupon Bond 2009 Trust — Series 3	438,147	38,148,618
GSIF U.S. Gov. Zero Coupon Bond 2014 Trust — Series 3	123,348	8,649,805
Hotchkis and Wiley Large Cap Value Class I	3,229,075	75,592,656
Hotchkis and Wiley Mid Cap Value Class I	3,449,740	97,282,667
Hotchkis and Wiley Small Cap Value Class I	1,898,602	92,879,630
Ivy International Fund Class A	90,501	2,460,734
MFS Research Fund	550,309	11,930,707
Mainstay High Yield Corp Bond Fund	2,785,961	17,440,118
Munder Large Cap Growth Fund Class A	65,397	1,028,047
Pimco Total Return Port. Institutional	2,123,758	22,299,458
Templeton Institutional	1,623,175	36,213,031

Total Registered Investment Companies		2,697,308,650
TOTAL		4,471,710,475

*PARTICIPANT LOANS (maturing 2006 to 2031 at interest rates of 4% to 10.5%)		95,638,712

TOTAL INVESTMENTS		$4,567,349,187

		(Concluded)
*Party-in-interest
Cost information is not required for participant directed investments, and is therefore not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan
Date: June 26, 2006

By:/s/ Louis DiMaria

Chairman of the Administrative
Committee of the Merrill Lynch & Co., Inc.
401(k) Saving and Investment Plan